82-2375

Your ref
Our ref CMP-0014-01

03 DEC -1 AM 7:21

ERG
GROUP

19 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

03037721

Dear Sirs

ERG Ltd

SUPPL

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed "TransLink® Smart Card Fare Collection System Approved for Rollout by Metropolitan Transportation Commission".

Yours faithfully

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Beth Jones

Clare Barrett-Lennard
Company Secretary

dlw 12/1

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr191103.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/11/2003

TIME: 11:23:23

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Translink Smart Card System approved for rollout

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

DATE	19 November 2003	
CONTACTS	Australia Shaun Duffy	United States Robin Lutchansky – Neale-May & Partners
PHONE	+61 8 9273 1879	+1 650 328 5122
EMAIL	sduffy@erggroup.com	Robin@nealemay.com

ERG GROUP

MEDIA RELEASE

TransLink® Smart Card Fare Collection System Approved for Rollout by Metropolitan Transportation Commission

Agency participation clears way for implementation of standardised regional fare payment system for San Francisco Bay Area commuters

ERG Transit Systems (USA) Inc, a member of the ERG Group and global leader in smart card based fare collection and management systems, today announced that six major transit agencies in the San Francisco Bay Area have now agreed to participate in a full-scale implementation of the Regional TransLink® smart card fare collection project.

The board of directors of the BART (Bay Area Rapid Transit District) approved its participation, joining San Francisco MUNI (Municipal Railway), AC Transit, Golden Gate Bridge Highway and Transportation District, Santa Clara Valley Transit Authority, and Caltrain in granting approval for the regional fare collection and settlement program.

The TransLink® system is expected to be operational among these agencies within the next two years and full implementation across all Bay Area transit operators is expected soon after.

While the Bay Area's Metropolitan Transportation Commission (MTC) gave its approval earlier to move ahead with the project, the formal Notice to Proceed was the final and official action needed to implement the regional fare card system in the San Francisco Bay Area.

"A regional fare card is long overdue in the Bay Area and MTC is pleased to be moving ahead with this project after years of development and a very successful testing phase," said Randy Rentschler, spokesperson for MTC.

The project is worth approximately US$150 million (A$210 million) in revenue and extends ERG's operation and maintenance contract to a total of thirteen years after award of the five-year extension option.

TransLink® is one of the largest regional smart card based transit fare collection systems being developed in the United States. When fully operational, TransLink® will provide a single payment system encompassing transit systems operating in the San Francisco Bay Area, including buses, ferries, and light, medium and heavy rail systems. TransLink® is expected to handle more than 25 million smart card transactions every month. City travellers will only need the TransLink® smart card to pay the fare for bus, train, light rail or

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

TransLink® Smart Card Fare Collection System Approved for Rollout by Metropolitan Transportation Commission

ferry trips from Gilroy to the Napa Valley, dramatically simplifying mass transportation in the area. ERG will process all transactions and settle payments among operators daily.

"Regional fare collection and settlement is now becoming a reality for the San Francisco Bay Area," said Mike Nash, General Manager of ERG's American operations. "The tremendous value and benefits of region-wide smart card based fare collection have been proven around the world in systems developed by ERG. We're gratified that forward-thinking transit officials across North America, including those in major metro areas like San Francisco, Seattle and Washington DC, are committed to bringing those same benefits to their regions."

-END-

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions annually. The ERG Group is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

Visit us at <www.erggroup.com>.